

November 5, 2024

Claudius Tsang
Chief Executive Officer
A SPAC III Acquisition Corp.
The Sun's Group Center
29th Floor, 200 Gloucester Road
Wan Chai
Hong Kong

> **Re: A SPAC III Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 25, 2024**
> **File No. 333-282428**

Dear Claudius Tsang:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 21, 2024 letter.

<u>Amendment No. 1 to Registration Statement on Form S-1 filed October 25, 2024</u>
<u>The Offering</u>
<u>Redemption of public shares and distribution and liquidation if no initial business combination, page 30</u>

1. We refer to the form of Amended and Restated Memorandum and Articles of Association filed as Exhibit 3.2, and note that Section 24.2 provides that the failure to consummate an initial business combination within 18 months (to the extent extended) will trigger an "automatic redemption" of the public shares. Please revise your disclosures as appropriate to disclose the automatic redemption.

Exhibits

2.   We refer to the revised opinion filed in response to prior comment 2. However, we note that assumptions 5 and 6 in Schedule 2 of the opinion continue to make assumptions regarding material facts that underlie the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

General

3.   We note your revised disclosures in certain places that you are not required to obtain a fairness opinion in any circumstances other than if the proposed target business is affiliated with your officers, directors or existing holders. However, in other parts of your prospectus, you also indicate that a fairness opinion will be obtained if the board cannot independently determine the fair market value of the target business or businesses. For example, you state on page 16 that if the board cannot independently determine the fair market value of the target business, you "would" obtain such an opinion, and that you are "not required to obtain such an opinion" in contexts other than these two situations. Please revise to reconcile, or otherwise clarify, your disclosures throughout.

        Please contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Dorrie Yale at 202-551-8776 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction

cc: Giovanni Caruso